January 2, 2013

Securities and Exchange Commission

Attn: Mr. Joseph M. Kempf

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Lighting Science Group Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Filed November 14, 2012

File No. 000-20354

Dear Mr. Kempf:

Lighting Science Group Corporation (the “Company”) hereby acknowledges receipt of the letter from the staff of the Securities and Exchange Commission (the “Commission”), dated December 7, 2012 (the “Comment Letter”), with respect to the above-referenced filings.

The Company is preparing its response letter (the “Response”) to the Comment Letter and respectfully requests additional time to prepare such Response. The Company has been unable to finalize the Response within the period requested in the Comment Letter due to, among other things, changes in the Company’s management team, including the appointment of a new Chief Executive Officer, as well as unanticipated delays during the holiday season. The Company believes that it can prepare the Response by January 16, 2013 and hereby respectfully requests that the Commission extend the time for response to the Comment Letter until such time.

Please direct any questions or comments concerning this letter to the undersigned at (321) 610-9492.

Lighting Science Group Corporation

By:	/s/ Zvi Raskin
Name:	Zvi Raskin
Title:	General Counsel and Secretary